April 30, 2024

Via EDGAR

Ms. Claire DeLabar
Mr. Robert Littlepage
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:    Palo Alto Networks, Inc.
Form 10-Q for Fiscal Quarter Ended January 31, 2024
File No. 001-35594

Dear Ms. DeLabar and Mr. Littlepage:
Palo Alto Networks, Inc. (the “Company”, “we,” “us,” or “our”) received your letter dated April 11, 2024 (the “Comment Letter”) containing comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Form 10-Q for the fiscal quarter ended January 31, 2024.
In this letter, our response is prefaced by the text of the Staff’s corresponding comment in bold text for convenience. In further response to the Comment Letter, we have supplementally expanded our Income Tax footnote disclosure in our Form 10-Q to be filed on or around May 20, 2024.
1.We note that as of January 31, 2024, your analysis of all positive and negative evidence resulted in a conclusion that it is more likely than not that deferred tax assets will be realizable based on recent profitability and continued forecasted income. This conclusion resulted in recording a deferred tax benefit of $3.2 billion, deferred tax expense of $1.7 billion and a net tax benefit of $1.5 billion in the three month period ended January 31, 2024. Please expand the discussion of income tax to include a detailed discussion of the reason for the amount and timing of the change in valuation allowance in the three month period ended January 31, 2024. Describe the facts and circumstances surrounding the recognition of the "deferred tax expense of $1.7 billion for the U.S. federal indirect tax effect of foreign deferred taxes." In this regard, please supplementally tell us and expand the discussion to explain the timing of your recognition of the expense and the nature and timing of the foreign deferred taxes. Also, describe in detail any related trends in profitability underlying your analysis pursuant to Item 303(b)(2)(ii) of Regulation S-K.

Securities and Exchange Commission
April 30, 2024

We determined in the fiscal quarter ended January 31, 2024 that it was more likely than not that certain deferred tax assets would be realized. In reaching this conclusion, all available positive and negative information was considered with more weight given to the evidence that is objectively verifiable. Principally, we considered our historic results of operation and expectations of future results of operation.
In considering our historical results, we note that Accounting Standard Codification (“ASC”) 740-10-30-23 establishes that “A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.” ASC does not define “cumulative loss in recent years”, however, many believe a starting point is to consider a three-year period. This is because, while non-authoritative, the Financial Accounting Standards Board (“FASB”) previously noted in the Basis for Conclusion of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes that the FASB considered losses in the context of a three-year period.
Through the fiscal year ended July 31, 2023, our three-year historic consolidated cumulative loss before tax was $106 million, which included loss before tax of $465 million and $207 million for fiscal years ended 2021 and 2022, respectively, and income before tax of $566 million for fiscal year ended 2023. As of January 31, 2024, we forecasted three-year consolidated cumulative income for fiscal years 2022, 2023 and 2024 and for the relevant jurisdictions, including the United States (“U.S.”) and the United Kingdom (“U.K.”). Importantly, the fiscal year 2021 loss before tax of $465 million is replaced by fiscal year 2024 forecasted income before tax. Further, the three-year period comprised ten quarters of actual results of operations and two quarters of forecasted results of operations. The actual cumulative income before taxes for the ten quarters was $777 million. The forecast for the remaining two quarters, historically our strongest, of fiscal year 2024 was income before tax and in our judgment sufficiently strong to provide confidence that we would remain in a three-year cumulative income position at the end of fiscal year 2024. It's highly unlikely for us to be in a three-year cumulative loss position at the end of fiscal year 2024, as it would require significant losses in the remaining two quarters of fiscal year 2024, surpassing our total loss before taxes in fiscal years 2021 and 2022 combined. We also considered macroeconomic, geopolitical and industry conditions and their impact, or lack thereof, on our business. We have confidence in our business plans resulting in continued income before tax for the foreseeable future given our increasing profitability and proven ability to reasonably forecast. Accordingly, we concluded that our fiscal quarter ended January 31, 2024 was the appropriate time to release our valuation allowance.
The valuation allowance release of $3.2 billion during our fiscal quarter ended January 31, 2024 was for our U.S. federal, U.S. states other than California, and the U.K. The U.S. deferred tax assets (excluding California) were $1.1 billion and largely consisted of capitalized research expenditures and accelerated recognition of deferred revenue for tax purposes. U.S. tax carryforwards (including net operating losses and tax credits) are expected to be fully utilized to the extent allowable by law. The U.K. deferred tax assets were $2.1 billion and largely consisted of basis differences in intangible assets and related net operating losses expected to be utilized in

Securities and Exchange Commission
April 30, 2024

future years. A full valuation allowance for California remains because we have not met the “more likely than not” realization criterion. We expect future research and development tax credit generation in California to exceed our ability to use the existing tax credits.
Additionally, during our fiscal quarter ended January 31, 2024, we recognized a deferred tax liability and tax expense of $1.7 billion for the U.S. federal tax effect of our future U.K. tax deductions. This indirect effect is the future incremental tax in the U.S. resulting from decreased foreign tax credits available to offset U.S. federal income tax related to the global intangible low-taxed income inclusion. The decreased foreign tax credits are attributable to reduced taxable income and less tax paid in the U.K. as a result of our expected utilization of the $2.1 billion U.K. deferred tax asset. The recognition of the deferred tax liability and tax expense is consistent with our accounting policy1 to account for deferred taxes relating to global intangible low-taxed income rather than accounting for the incremental expense (or benefit) in future periods of reversal.
Finally, we believe we have complied with the requirements of Item 303(b)(2)(ii) of Regulation S-K in describing material trends affecting our profitability. Specifically, we respectfully highlight that we described the possibility of the valuation allowance reversal in the Income Tax footnote within our Notes to Condensed Consolidated Financial Statements and the Provision for Income Taxes section within our Management’s Discussion and Analysis of Financial Condition and Results of Operations on our Form 10-Q for the period ended October 31, 2023:
“Due to recent profitability, a reversal of our valuation allowance in certain jurisdictions in the near future is reasonably possible.”
In response to the staff’s comments, we will enhance our disclosure regarding the nature, amount, and timing of our valuation allowance in our Form 10-Q for the period ending April 30, 2024. Specifically, we expect to revise our Income Tax footnote as follows (presented as tracked changes with additions underlined and deletions ~~struck~~ from our footnote 12. Income Tax included on our Form 10-Q for the period ended January 31, 2024):
We regularly assess the need for a valuation allowance on our deferred tax assets. In making this assessment, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more likely than not that some or all the deferred tax assets will not be realized. ~~As of January 31, 2024, based~~Based on our analysis of all positive and negative evidence during the fiscal quarter ended January 31, 2024, we concluded it is more likely than not that our U.S. federal, U.S. states other than California, and United Kingdom deferred tax assets will be realizable based on our recent
1 As described in footnote 1. Description of Business and Summary of Significant Accounting Policies on page 67 of our Form 10-K filed on September 1, 2023 and consistent with the guidance included in the FASB Staff Q&A Topic 740, No. 5-Accounting for Global Intangible Low-Taxed Income.

Securities and Exchange Commission
April 30, 2024

profitability and continued forecasted income. In making these judgments, we considered our recent and expected ongoing profitability, which supports our conclusion of the realization of the deferred tax assets. We continue to maintain a valuation allowance for our California deferred tax assets due to the uncertainty regarding realizability of these deferred tax assets as they have not met the “more likely than not” realization criterion. We expect future research and development tax credit generation in California to exceed our ability to use the existing tax credits.
As a result of the valuation allowance release, we recognized a deferred tax benefit of $3.2 billion for the U.S. federal, U.S. states other than California, and United Kingdom deferred tax assets. Our U.S. federal and state deferred tax assets largely consist of capitalized research expenditures and accelerated recognition of deferred revenue for tax purposes. U.S. tax carryforwards (including net operating losses and tax credits) are expected to be fully utilized to the extent allowable by law. Our United Kingdom deferred tax assets largely consist of basis differences in intangible assets and related net operating losses expected to be utilized in the future.
In addition, we recognized a deferred tax expense of $1.7 billion for the U.S. federal indirect ~~tax~~ effect of foreign deferred taxes consistent with our policy to record deferred tax assets for basis differences relating to our global intangible low-taxed income. Accordingly, during the three ~~and six~~ months ended January 31, 2024, we recognized a net tax benefit of $1.5 billion relating to our valuation allowance release. We will continue to monitor the need for a valuation allowance on our deferred tax assets.
Please direct any questions with respect to this response to the undersigned at jpaul@paloaltonetworks.com.

Sincerely,

/s/ Josh Paul

Josh Paul
Senior Vice President and Chief Accounting Officer

cc:	Nikesh Arora, Chief Executive Officer and Chairman, Palo Alto Networks, Inc.
Dipak Golechha, Chief Financial Officer, Palo Alto Networks, Inc.
Bruce Byrd, General Counsel, Palo Alto Networks, Inc.
Richard Jackson, Ernst & Young LLP